Exhibit 99.1

Stratasys Announces

Extraordinary General Meeting of Shareholders

MINNEAPOLIS & REHOVOT, Israel, August 9, 2013—(BUSINESS WIRE)—Stratasys Ltd. (NASDAQ:  SSYS) today announced that it will hold an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) on Thursday, September 12, 2013, at 10:00 a.m. U.S. Eastern Time, at the Law Offices of McLaughlin & Stern, LLP, 260 Madison Avenue, New York, New York.  The record date for shareholders entitled to vote at the Extraordinary Meeting is Tuesday, August 13, 2013.

The agenda for the Extraordinary Meeting is to approve a compensation policy for the Company’s directors and executive officers, in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”).  The Company’s shareholders may also transact such other business as may properly come before the Extraordinary Meeting or any postponement or adjournment thereof.

Approval of the proposal to approve the compensation policy requires the affirmative vote of the holders of a majority of the voting power represented at the Extraordinary Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, for the proposal to be approved under the Companies Law, the foregoing ordinary majority must also constitute a special majority that satisfies either of the following two conditions:

•                  the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the Extraordinary Meeting, excluding abstentions; or

•                  the total number of ordinary shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Any two or more shareholders holding, in the aggregate, at least a majority of the voting rights in the Company constitutes a quorum for purposes of the Extraordinary Meeting. In the absence of the requisite quorum of shareholders at the Extraordinary Meeting, the Extraordinary Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Extraordinary Meeting in accordance with the Company’s Articles of Association.

A Message for Stratasys Shareholders

Whether or not you attend the Extraordinary Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

As described in the proxy statement to be sent to shareholders in connection with the Extraordinary Meeting, approval of the proposal to approve the compensation policy is critical to our ability to achieve our business objectives while maintaining compliance with the Companies Law.  We therefore urge all of our shareholders to participate in voting on and approving the proposal in order to ensure that the required majorities described above are achieved.

Additional Information and Where to Find It

In connection with the Extraordinary Meeting, Stratasys will send to its shareholders of record a proxy statement describing in detail additional logistical information related to the Extraordinary Meeting, the proposal to be voted on at the Extraordinary Meeting, the procedure for voting in person or by proxy at the Extraordinary Meeting, and the various other information related to the Extraordinary Meeting, along with a proxy card enabling them to indicate their vote on the proposal. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov, the Company’s website at www.stratasys.com or by directing such request to the Company’s Vice President of Investor Relations below.

This release is also available on the Stratasys Web site at www.Stratasys.com.

About Stratasys Ltd.

Stratasys Ltd. (Nasdaq: SSYS) is the corporate entity formed in 2012 by the merger of 3D printing companies Stratasys, Inc. and Objet Ltd., based in Minneapolis, Minn. and Rehovot, Israel. Stratasys manufactures 3D printers and materials for prototyping and production. The company’s patented FDM® and PolyJet® processes produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include affordable desktop 3D printers for idea development, a range of systems for prototyping, and large production systems for direct digital manufacturing. Since June 2012, the company’s range of over 130 3D printing materials has been the widest in the industry and includes more than 120 proprietary inkjet-based photopolymer materials and 10 proprietary FDM-based thermoplastic materials. Stratasys also manufactures Solidscape 3D Printers and operates the RedEye On Demand digital-manufacturing service. The company has more than 1,200 employees, holds more than 500 granted or pending additive manufacturing patents globally, and has received more than 20 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com / www.objet.com or http://blog.objet.com

This release is also available on the Stratasys Web site at www.Stratasys.com.

Stratasys Ltd.

Shane Glenn, 952-294-3416

Vice President of Investor Relations

sglenn@stratasys.com

Source: Stratasys Ltd.